SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Clarus Corporation
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                    784638108
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                                 (CUSIP Number)
                Gabor Garai, Esq., Epstein Becker & Green, P.C.,
                       75 State Street, Boston, MA 02109
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                                 August 26, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784638108                                         PAGE 2 OF 10 PAGES
                                                                ---  ----

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1)       Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         entities only

                                       Geac Computer Systems, Inc.

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2)       Check the Appropriate Box if a member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

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3)       SEC Use Only

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4)       Source of Funds (See Instructions)
                                                     WC
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5)       Check if Disclosure of Legal Proceedings is Required

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6)       Citizenship or Place of Organization

                                                     Georgia
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Number of                  7)   Sole Voting Power
Shares                                               2,104,771 shares
                           -----------------------------------------------------
Beneficially               8)   Shared Voting Power
Owned by                                             0 shares
                           -----------------------------------------------------
Each Reporting             9)   Sole Dispositive Power
Person                                               0 shares
                           -----------------------------------------------------
With                       10) Shared Dispositive Power
                                                     0 shares
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     2,104,771

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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13)      Percent of Class Represented by Amount in Row (11)

                                                     19.0%

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14)      Type of Reporting Person (See Instructions)

                                                     CO

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

CUSIP NO. 784638108                                         PAGE 3 OF 10 PAGES
                                                                ---  ----

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is being filed by Geac Computer Systems, Inc. ("GCS"), a Georgia corporation and wholly-owned subsidiary of Geac Computer Corporation Limited ("GCCL"), a corporation organized and existing under the laws of Canada, and relates to the common stock, par value $.01 per share ("Common Stock"), of Clarus Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3950 Johns Creek Court, Suite 100, Suwanee, Georgia 30024.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) This statement is filed by GCS with respect to 2,104,771 shares of Common Stock of the Issuer, the voting control of which has been transferred to GCS pursuant to the terms of that certain Signatory Stockholders Agreement by and between GCS and the stockholders listed on Schedule 1 thereto (the "Stockholders") and dated as of August 26, 1999 a copy of which is attached as Exhibit 4 hereto (the "Signatory Stockholders Agreement"). The mailing address for GCS is 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9TB Canada. GCS is a wholly-owned subsidiary of GCCL, a corporation organized and existing under the laws of Canada. The mailing address for GCCL is 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9TB Canada.

         The names, business addresses, principal occupations or employments, and citizenships of each officer and director of the Reporting Person and the Controlling Person are as follows:

(i)      GCS ("Reporting Person")


Name and Address                      Position                    Business Address                    Citizenship
----------------                      --------                    ----------------                    -----------
Douglas Bergeron                      President, CEO and          11 Allstate Parkway                 Canada
                                      Director                    Suite 300
                                                                  Markham, Ontario
                                                                  L3R 9T8


John B. Lanaway                       Treasurer                   11 Allstate Parkway                 Canada
                                                                  Suite 300
                                                                  Markham, Ontario
                                                                  L3R 9T8


CUSIP NO. 784638108                                         PAGE 4 OF 10 PAGES
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
Name and Address                      Position                    Business Address                    Citizenship
----------------                      --------                    ----------------                    -----------
Shelley R. Isenberg                   Secretary                   11 Allstate Parkway                 Canada
                                                                  Suite 300
                                                                  Markham, Ontario
                                                                  L3R 9T8

(ii)     GCCL ("Controlling Person")


       Name and Address                    Title                     Occupation                  Citizenship
       ----------------                    -----                     ----------                  -----------
Douglas Bergeron                President and Chief                     Same                        Canada
11 Allstate Parkway             Executive Officer; Director
Suite 300, Markham, Ontario
L3R 9TB


John B. Lanaway                 Senior Vice President,                  Same                        Canada
11 Allstate Parkway             Chief Financial Officer
Suite 300                       and Treasurer
Markham, Ontario L3R 9TB


Shelley R. Isenberg             Vice President, General                 Same                        Canada
11 Allstate Parkway             Counsel and Secretary
Suite 300
Markham, Ontario L3R 9TB


William G. Nelson               Chairman of the Board,                  Same                        United States
11 Allstate Parkway             Director
Suite 300
Markham, Ontario L3R 9TB


Patrick Lavelle                 Director                         Chairman, Patrick                  Canada
Patrick J. Lavelle &                                           Lavelle & Associates
Associates Ltd.
150 York Street
Suite 810
Toronto, Ontario  M5M 3S5


CUSIP NO. 784638108                                         PAGE 5 OF 10 PAGES
                                                                ---  ----


       Name and Address                    Title                     Occupation                  Citizenship
       ----------------                    -----                     ----------                  -----------
Charles S. Jones                Director                       Chairman, First Funding              Canada
First Funding Corp.                                                  Corporation
P.O. 10313
700 Canal Street
2nd Floor
Stamford, CT 06902-5951


Warren Culpepper                Director                         President and CEO,                 United States
Culpepper & Associates, Inc.                                   Culpepper & Associates,
1000 Mansell Exchange West                                              Inc.
Suite 210
Alpharetta, GA 30202


Reid M. Drury                   Director                       Partner, Polar Capital               Canada
Polar Capital                                                        Corporation
350 Bay Street
13th Floor
Toronto, Ontario  M5H 236


Albert Gnat                     Director                       Partner, Lang, Michner               Canada
Lang Michener
Suite 2500, BCE Place
P.O. Box 747, 181 Bay Street
Toronto, Ontario  M5J 2T7

     (d) and (e) Neither GCS nor GCCL, nor any officer or director of either GCS and GCCL, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f) GCS is a corporation organized under the laws of Georgia. GCCL is a corporation organized under the laws of Canada. The citizenship of each officer and director of GCS and GCCL is as set forth in (a) - (c) above.

CUSIP NO. 784638108                                         PAGE 6 OF 10 PAGES
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In connection with the consummation of the transaction contemplated by the Signatory Stockholders Agreement, including the transfer of voting control with respect to such subject shares by the Stockholders to GCS, the Issuer has executed an delivered an Asset Purchase Agreement by and between GCS and the issuer dated August 24, 1999 (the "Asset Purchase Agreement"), an Intellectual Property Rights Purchase Agreement by and between the Issuer and Geac Canada Limited, a corporation organized and existing under the laws of Canada and a wholly-owned subsidiary of GCCL, dated as of August 24, 1999 (the "Intellectual Property Rights Purchase Agreement"), and an Indemnification Agreement by and among the Issuer, GCS and Geac Canada Limited dated as of August 24, 1999 (the "Indemnification Agreement"), pursuant to which GCS and Geac Canada Limited, would acquire substantially all of the assets of the Issuer's financial and human resources software business for an aggregate purchase price of approximately $17,100,000 (the "Acquisition"). Such funds were provided by the working capital of GCS and Geac Canada Limited. The irrevocable proxies granted to GCS in connection with the Acquisition apply only with respect to the matters described in Item 4 below. Neither GCS, Geac Canada Limited nor GCCL paid any additional consideration to any Stockholder in connection with the execution or delivery of the Signatory Stockholder Agreement or the irrevocable proxies granted thereunder.

ITEM 4.  PURPOSE OF TRANSACTION

         On August 24, 1999, the Issuer executed the Asset Purchase Agreement, Intellectual Property Rights Purchase Agreement and the Indemnification Agreement pursuant to which the Issuer agreed to sell substantially all of the Issuer's financial and human resources software business to GCS and Geac Canada Limited for a total of approximately $17,100,000 in cash. Under the terms of the Asset Purchase Agreement and Intellectual Property Rights Purchase Agreement, GCS and Geac Canada Limited will acquire the products, manufacturing assets, and intellectual property of the Issuer's financial and human resources software business.

         The consummation of the Acquisition is subject to the satisfaction of closing conditions for the benefit of all parties, closing conditions for the benefit of the Issuer and closing conditions for the benefit of GCS and Geac Canada Limited as the case may be, all as more fully set forth in the Asset Purchase Agreement and Intellectual Property Rights Purchase Agreement, respectively. The description of the transactions contemplated by the Asset Purchase Agreement and the Intellectual Property Rights Purchase Agreement is qualified in its entirety by reference to the full text of those agreements which are attached to this Statement as Exhibit 1 and Exhibit 2, respectively.

                  To facilitate the consummation of the Acquisition, certain Stockholders of the Issuer have executed and delivered the Signatory Stockholders Agreement pursuant to which GCS has been granted an irrevocable proxy with respect to all the shares of Common Stock held by the stockholders to demand that the Secretary of the Issuer call a special meeting of the stockholders

CUSIP NO. 784638108                                         PAGE 7 OF 10 PAGES
                                                                ---  ----

of the Issuer for the purpose of considering (i) approval of, and the transactions contemplated by, the Asset Purchase Agreement and the Intellectual Property Rights Purchase Agreement (each as amended from time to time) and (ii) any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Asset Purchase Agreement or the Intellectual Property Rights Purchase Agreement, or which is reasonably likely to result in any of the conditions of the Issuer's obligations under the Asset Purchase Agreement or the Intellectual Property Rights Purchase Agreement not being fulfilled, any change in the present capitalization of the Issuer or any amendment to the Issuer's Certificate of Incorporation or By-Laws, any other material change in the Issuer's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Asset Purchase Agreement or the Intellectual Property Rights Purchase Agreement which is considered at any such meeting of stockholders or in such consent and to vote each of such Shares as its proxy, at every annual, special, adjourned or postponed meeting of the stockholders of the Issuer, including the right to sign its name (as Signatory Stockholder) to any consent, certificate or other document relating to the Issuer that the general corporation law of the state of Delaware may permit or require, in favor of the approval of, and the transactions contemplated by, the Asset Purchase Agreement and the Intellectual Property Rights Purchase Agreement (each as amended from time to time); provided, however, that the proxy granted pursuant to the Signatory Stockholders Agreement shall terminate and be of no further force or effect in the event that the Issuer's Board of Directors determines in its good faith judgment, after taking into consideration the written advice of its outside legal counsel, that it is required in order for its members to comply with their fiduciary duties under applicable law to withdraw its recommendation to its stockholders of the approval of the transactions contemplated by the Asset Purchase Agreement and the Intellectual Property Rights Purchase Agreement, or approve or recommend or cause the Issuer to enter into an agreement with respect to a Superior Proposal (as defined in the Asset Purchase Agreement). The Stockholders retain their right to vote the Shares with respect to matters other than those identified in the Signatory Stockholders Agreement. The description contained in this Item 4 of the Signatory Stockholders Agreement is qualified in its entirety by reference to the full text of the Signatory Stockholders Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D.

         The Reporting Person may, at some other future time, purchase additional shares of Common Stock, by open market purchase, private purchase or otherwise. Whether the Reporting Person purchases or otherwise acquires any additional shares of Common Stock, and the amount, method and timing of any such purchases or acquisitions, will depend upon the Reporting Person's continuing assessment of pertinent factors including, among other things, the following: the availability of shares of Common Stock for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Person and the Issuer; other business and investment opportunities available to the Reporting Person; economic conditions; stock market conditions; the actions of other shareholders of the Issuer; the availability and nature of opportunities to dispose of Common Stock; and other plans and requirements of the Reporting Person. Depending on the assessment of the factors noted above, the Reporting

CUSIP NO. 784638108                                         PAGE 8 OF 10 PAGES
                                                                ---  ----

Person may also, at some future time, dispose of shares of the Common Stock that it may from time to time own.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person on September 2, 1999 (based on 11,072,151 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ending June 30, 1999).

---------------- ------------------------- ---------------------------- ----------------------------
                                                                           Percentage of Class of
                                             Total Number of Shares of   Common Stock Beneficially
                 Shares Beneficially Owned   Common Stock Outstanding    Owned by Reporting Person
     Name

---------------- ------------------------- ---------------------------- ----------------------------
     GCS                  2,104,771                11,072,151                      19.0%
---------------- ------------------------- ---------------------------- ----------------------------

                  Controlling Persons
                  -------------------

         In its capacity as the controlling person and sole shareholder of GCS, GCCL may be deemed to be the beneficial owner of the Shares pursuant to Rule 13d-3.

         (b)      Reporting Persons
                  -----------------

                  Pursuant to the Signatory Stockholders Agreement, GCS would have the sole power to vote or direct the vote of the Shares on the questions and matters set forth in the Signatory Stockholders Agreement.

                  Controlling Person
                  ------------------

         In its capacity as the controlling person and sole shareholder of GCS, GCCL may be deemed to possess the sole power to vote or direct the vote of the Shares on the questions and matters set forth in the Signatory Stockholders Agreement.

         (c) Except as set forth herein, the Item 2 persons have not effected any transaction in the Common Stock during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP NO. 784638108                                         PAGE 9 OF 10 PAGES
                                                                ---  ----

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Statement contains summaries of certain provisions of the Asset Purchase Agreement, Intellectual Property Rights Purchase Agreement, Indemnification Agreement and Signatory Stockholders Agreement, copies of which have been filed as Exhibits 1, 2, 3 and 4 hereto respectively. Such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Asset Purchase Agreement by and between Clarus Corporation and GCS dated August 24, 1999.

                  Exhibit 2 Intellectual Property Rights Purchase Agreement by and between Clarus Corporation and Geac Canada Limited dated August 24, 1999.

                  Exhibit 3 Indemnification Agreement by and between Clarus Corporation, GCS and Geac Canada Limited dated August 24, 1999.

                  Exhibit 4 Signatory Stockholder's Agreement by and between GCS and the Stockholders party thereto dated August 26, 1999.

CUSIP NO. 784638108                                         PAGE 10 OF 10 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify the information set forth in this statement is true, complete and correct.


                                               GEAC COMPUTER SYSTEMS, INC.



                                               By: /s/ Shelley R. Isenberg
                                                  ---------------------------
                                                   Name: Shelley R. Isenberg
                                                   Title: Secretary
                                                   Date: September 7, 1999



                                               GEAC COMPUTER CORPORATION LIMITED



                                               By: /s/ Shelley R. Isenberg
                                                  ---------------------------
                                                   Name: Shelley R. Isenberg
                                                   Title: Vice President and
                                                           General Counsel
                                                   Date: September 7, 1999